Filed pursuant to Rule 253(g)(2)

File No. 024-11066

KULA VENTURES LTD.

SUPPLEMENT NO.1
TO THE OFFERING CIRCULAR
QUALIFIED NOVEMBER 18, 2018

Maximum Offering: $40,000,000 of unsecured promissory notes

Alternative A: 2 year term, 8.0% interest paid monthly

Alternative B: 3 year term, 9.0% interest paid monthly

Alternative C: 5 year term, 10.0% interest paid monthly

DATED: JULY 16, 2020

This Supplement No. 1 to the Offering Circular originally qualified November 18, 2018 (this “Supplement”) supplements the offering circular of Kula Ventures LTD. (the “Company”, “we”, “us” or “our”) dated August 28, 2019, as supplemented and amended from time to time (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is advise that we have elected to extend the initial 240 day offering period by an additional 60 days, to the sooner of September 15, 2020, or the date on which the Maximum offering is sold whichever first occurs.

This Supplement is not complete without, and may not be delivered or used, except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KULA VENTURES LTD.

By:	/s/ Rob Rink
Name:	Rob Rink
Title:	President

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